

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

June 19, 2008

<u>Via U.S. mail</u>

Lee Ann Anderson
Vice President and Senior Trust Officer
Compass Bank
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76117

> **Re: San Juan Basin Royalty Trust
> Form 10-K for the Fiscal Year Ended December 31, 2006
> Filed March 1, 2007
> File No. 1-08032**

Dear Ms. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Winfrey
     J. Madison
     M. Duru

<u>Via facsimile</u>
Michael Malone
(214) 665-5991